UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

1

Based on an aggregate of 55,803,359 outstanding shares of common stock as of February 27, 2019 as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

Based on an aggregate of 55,803,359 outstanding shares of common stock as of February 27, 2019 as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

Based on an aggregate of 55,803,359 outstanding shares of common stock as of February 27, 2019 as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1

Based on an aggregate of 55,803,359 outstanding shares of common stock as of February 27, 2019 as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

1

Based on an aggregate of 55,803,359 outstanding shares of common stock as of February 27, 2019 as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019.

AMENDMENT NO. 2 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LP (the “Fund”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 26, 2018, as amended by Amendment No. 1 filed on January 27, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby amended to add the following to the end thereof:

The information set forth in item 5(c) of this amendment to Schedule 13D is incorporated herein by reference. Such purchases were funded using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

On April 22, 2019, the Company announced that it amended its bylaws to, among other things, increase the size of its Board from nine to ten directors. The Company also announced that it intends to nominate Benjamin Stein, a representative of the Fund and a Reporting Person, for election to its Board at its 2019 annual meeting of stockholders to fill the newly created vacancy. The Company further announced that it plans to extend an invitation to Zachary Sternberg, also a representative of the Fund and a Reporting Person, to serve as a Board observer, subject to the election of Mr. Stein to the Board at the 2019 annual meeting.

The transactions described in Item 5(c) below were effectuated for investment purposes in the regular course of such entity’s business.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The reported securities are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Investment Manager, the General Partner of the Fund, and by the Managing Members of the Investment Manager and the General Partner. Each of the Investment Manager, the General Partner, and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

The disclosure in Item 5(c) of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On January 18, 2019, the Fund purchased 40,403 shares of Common Stock of the Issuer at a weighted average price of $26.73 per share1 in open market transactions.

On January 18, 2019, the Fund purchased 94,597 shares of Common Stock of the Issuer at a weighted average price of $27.50 per share2 in open market transactions.

On January 23, 2019, the Fund purchased 127,900 shares of Common Stock of the Issuer at a weighted average price of $27.49 per share3 in open market transactions.

On January 23, 2019, the Fund purchased 7,100 shares of Common Stock of the Issuer at a weighted average price of $26.94 per share4 in open market transactions.

On January 24, 2019, the Fund purchased 35,800 shares of Common Stock of the Issuer at a weighted average price of $28.47 per share5 in open market transactions.

On January 24, 2019, the Fund purchased 7,200 shares of Common Stock of the Issuer at a weighted average price of $27.74 per share6 in open market transactions.

On January 25, 2019, the Fund purchased 47,200 shares of Common Stock of the Issuer at a weighted average price of $29.46 per share7 in open market transactions.

On January 25, 2019, the Fund purchased 3,800 shares of Common Stock of the Issuer at a weighted average price of $28.58 per share8 in open market transactions.

On January 29, 2019, the Fund purchased 29,000 shares of Common Stock of the Issuer at a price of $27.90 per share in open market transactions.

On January 29, 2019, the Fund purchased 75,000 shares of Common Stock of the Issuer at a price of $28.60 per share in open market transactions.

On January 30, 2019, the Fund purchased 50,000 shares of Common Stock of the Issuer at a price of $28.56 per share in open market transactions.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.4.2	Joint Filing Agreement, dated as of April 23, 2019.

[1]

These shares were purchased in multiple transactions at prices ranging from $26.61 to $26.99, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

These shares were purchased in multiple transactions at prices ranging from $27.00 to $27.85, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

These shares were purchased in multiple transactions at prices ranging from $27.30 to $27.74, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

These shares were purchased in multiple transactions at prices ranging from $26.76 to $26.98, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

These shares were purchased in multiple transactions at prices ranging from $28.00 to $28.65, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

These shares were purchased in multiple transactions at prices ranging from $27.15 to $27.98, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

These shares were purchased in multiple transactions at prices ranging from $29.04 to $29.58, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

These shares were purchased in multiple transactions at prices ranging from $28.33 to $28.67, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2019

Spruce House Investment Management LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).